UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Faraday Future Intelligent Electric Inc.
(Name of Issuer)

Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)
74348Q108
(CUSIP Number)
FF Top Holding LLC 3655 Torrance Blvd, Suite 361-362 Torrance, California 90503 Attention: Jiawei Wang (424) 247-1184
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 15, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 74348Q108

1	NAMES OF REPORTING PERSONS
FF Top Holding LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
117,705,569 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
64,000,588 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
117,705,569 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)   Includes (i) 53,704,981 shares of Class A Common Stock held by certain other stockholders of the Issuer over which the Reporting Persons exercise voting control pursuant to voting agreements, including 1,180,689 shares of Class A Common Stock held directly by Pacific Technology Holding LLC, and (ii) 64,000,588 shares of Class B common stock, par value $0.0001 per share (the “Class B Common Stock”) held directly by FF Top Holding LLC.  Shares of Class B Common Stock are convertible into an equal number of shares of Class A Common Stock of the Issuer at any time.  Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

(2)   Based on 327,913,934 shares of Class A Common Stock issued and outstanding as of August 9, 2022, as reported in the Issuer’s Form 10-Q, filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on August 15, 2022.  Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

CUSIP No.: 74348Q108

1	NAMES OF REPORTING PERSONS
Pacific Technology Holding LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
117,705,569 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
65,181,277 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
117,705,569 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)   Includes (i) 52,524,292 shares of Class A Common Stock held by certain other stockholders of the Issuer over which the Reporting Persons exercise voting control pursuant to voting agreements, (ii) 1,180,689 shares of Class A Common Stock held directly by Pacific Technology Holding LLC, and (iii) 64,000,588 shares of Class B Common Stock held directly by FF Top Holding LLC.  Shares of Class B Common Stock are convertible into an equal number of shares of Class A Common Stock of the Issuer at any time.  Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

(2)   Based on 327,913,934 shares of Class A Common Stock issued and outstanding as of August 9, 2022, as reported in the Issuer’s Form 10-Q, filed by the Issuer with the SEC on August 15, 2022.  Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

CUSIP No.: 74348Q108

1	NAMES OF REPORTING PERSONS
FF Global Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
117,705,569 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
65,181,277 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
117,705,569 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)   Includes (i) 52,524,292 shares of Class A Common Stock held by certain other stockholders of the Issuer over which the Reporting Persons exercise voting control pursuant to voting agreements, (ii) 1,180,689 shares of Class A Common Stock held directly by Pacific Technology Holding LLC, and (iii) 64,000,588 shares of Class B Common Stock held directly by FF Top Holding LLC.  Shares of Class B Common Stock are convertible into an equal number of shares of Class A Common Stock of the Issuer at any time.  Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

(2)   Based on 327,913,934 shares of Class A Common Stock issued and outstanding as of August 9, 2022, as reported in the Issuer’s Form 10-Q, filed by the Issuer with the SEC on August 15, 2022.  Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

AMENDMENT NO. 10 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Class A Common Stock and Class B Common Stock of the Issuer on August 2, 2021, as amended on May 17, 2022, June 24, 2022, June 27, 2022, July 15, 2022, July 18, 2022, August 2, 2022, August 8, 2022, August 23, 2022 and September 9, 2022 (as so amended through September 9, 2022, the “Original Schedule 13D” and together with this Amendment No. 10, the “Schedule 13D”).  Terms defined in the Schedule 13D are used herein as so defined. Except as specifically provided herein, this Amendment No. 10 does not modify any of the information previously reported in the Schedule 13D.

ITEM 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

“On September 15, 2022, FF Top delivered a Notice of Nomination of Replacement FF Top Designees (the “Second Nomination Notice”) to the Board of Directors pursuant to Section 2.1(c) of the Shareholder Agreement dated as of July 21, 2021, by and between FF Top and the Issuer (the “Shareholder Agreement”).  The Second Nomination Notice explicitly supersedes the Notice of Nomination of Replacement FF Top Designee delivered by FF Top to the Company on June 23, 2022 (the “Original Nomination Notice”) and states that FF Top is nominating (i) Ms. Li Han (who was originally nominated to replace Mr. Brian Krolicki as an FF Top Designee pursuant to the Original Nomination Notice) to the Board of Directors as replacement FF Top Designee for Ms. Susan Swenson and (ii) Mr. Xin (Adam) He, currently a senior business executive and Certified Public Accountant, to the Board of Directors as replacement FF Top Designee for Mr. Brian Krolicki.  The Second Nomination Notice states that FF Top expects Ms. Han and Mr. He to be appointed to the Board of Directors by 4:05 pm, New York time, on September 15, 2022. The Second Nomination Notice also states the following, among other things:

•
‘With respect to Ms. Han, FF Top further notes that the Board [of Directors] no longer needs to agree with FF Top that Ms. Han is independent under Nasdaq rules in order to appoint her to the Board [of Directors] since she is being nominated to replace Ms. Swenson, who is not an independent director.’

•	‘The Board [of Directors] has had almost three months to consider Ms. Han’s qualifications and almost two months to consider Mr. He’s qualifications.’

A copy of the Second Nomination Notice is included as Exhibit 11 to this Schedule 13D and incorporated herein by reference.  As of the date hereof, the Issuer has not complied with the Second Nomination Notice.

On September 19, 2022, FF Top filed a lawsuit against the Issuer, Ms. Swenson and Mr. Krolicki in the Delaware Court of Chancery to enforce its rights under the Shareholder Agreement.”

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby supplemented to include the following exhibit:

Exhibit 11:	Second Nomination Notice, dated September 15, 2022.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2022	FF TOP HOLDING LLC

	By:	Pacific Technology Holding LLC
	Its:	Managing Member

	By:	FF Global Partners LLC
	Its:	Managing Member
	By:	/s/ Jiawei Wang
	Name:	Jiawei Wang
	Title:	President

Dated: September 19, 2022	PACIFIC TECHNOLOGY HOLDING LLC

	By:	FF Global Partners LLC
	Its:	Managing Member
	By:	/s/ Jiawei Wang
	Name:	Jiawei Wang
	Title:	President

Dated: September 19, 2022	FF GLOBAL PARTNERS LLC

	By:	/s/ Jiawei Wang
	Name:	Jiawei Wang
	Title:	President